Exhibit 99.1

IMPERIAL CHEMICAL INDUSTRIES PLC – A DISPOSAL OF SHARES BY EMPLOYEE BENEFIT TRUST

Impkemix Trustee Limited, the trustee of the Imperial Chemical Industries PLC Employee Benefit Trust, notified the Company on 10th January 2005 that it disposed of 29,850 Ordinary Shares in the Company at a price of £1.34 per share.

All the Directors named below are (together with all other employees) potential beneficiaries of the Trust and are therefore deemed to have aninterest in the shares held by Impkemix Trustee Limited, the registered holder of the shares. As a result of the disposal, the potential beneficiaries’ interest in the shares held in the Trusthave been reduced by the number of shares disposed of.

DAVID HAMILL

JOHN McADAM

WILLIAM POWELL

TIMOTHY SCOTT

CHARLES KNOTT

This notification is made in accordance with paragraph 16.13 of the Listing Rules.